Simpson Thacher & Bartlett LLP

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WASHINGTON, DC 20001

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Direct Dial Number	E-mail Address
202-636-5592	Steven.Grigoriou@stblaw.com

April 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig and Raymond Be

Re:	MidCap Financial Investment Corporation

Registration Statement on Form N-14 (File No. 333-275640)

Dear Ms. Fettig and Mr. Be:

On behalf of MidCap Financial Investment Corporation (the “Fund”), we hereby transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) the Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above referenced registration statement on Form N-14 initially filed with the SEC on November 17, 2023 (the “Initial Filing”) and as amended by the Pre-Effective Amendment No. 1 filed with the SEC on January 17, 2024 (“Amendment No. 1”) and Pre-Effective Amendment No. 2 filed with the SEC on March 20, 2024 (“Amendment No. 2” and, together with the Initial Filing, Amendment No. 1 and Amendment No. 3, the “Registration Statement”) by the Fund and are providing the following responses to comments received by telephone from the Staff on March 20, 2024 and March 28, 2024. The responses and information described below are based upon information provided to us by the Fund. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3.

1.

Comment: We note the Fund’s response to Comment 10 in the Fund’s letter responding to prior comments from the Staff, filed with the SEC on January 17, 2024 (the “Prior Comment Response Letter”). The Fund’s response noted that MFIC Adviser would pay the AFT Stockholder Payment and AIF Stockholder Payment directly to the AFT Stockholders and AIF Stockholders. Please explain whether the AFT Stockholder Payment and AIF Stockholder Payment will be considered a deemed capital contribution. Please consider relevant accounting guidance in your response (e.g., SAB Topic 5.T, ASC 805).

Response: In response to the Staff’s comments, the Fund respectfully agrees that the AFT Stockholder Payment and AIF Stockholder Payment would be a deemed a capital contribution.

Securities and Exchange Commission	April 1, 2024

2.

Comment: We note the Fund’s responses to Comments 44 – 47 in the Prior Comment Response Letter. Please provide a detailed accounting analysis explaining why no day one unrealized gains or losses will result from the acquisition.

Response: In response to the Staff’s comment, the Fund reconsidered its responses to Comments 44 – 47 in the Prior Comment Response Letter and respectfully notes that the assets MFIC would acquire in the acquisition would be measured at the fair value of the consideration transferred and day one unrealized gains or losses could result from the acquisition. The acquisition would be recorded under the asset acquisition method of accounting in accordance with the Accounting Standards Codification Topic 805-50, Business Combinations—Related Issues (“ASC 805-50”). To the extent that there is a difference between the consideration transferred (the fair value of the MFIC Common Stock issued in exchange for the outstanding shares of AFT Common Stock and AIF Common Stock) and the fair value of AFT’s and AIF’s net assets acquired, unrealized gains or losses could result.

Per ASU 2017-01 and FASB 805-10-55-5A, “… when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business.” As AFT’s and AIF’s assets are primarily senior loans, corporate bonds, and other credit instruments, it has been determined that the Mergers should be considered asset acquisitions under GAAP. The Mergers will be treated in accordance with ASC 805-50 by using a cost accumulation model.

In a cost accumulation model, the cost of the acquisition including certain transaction costs, are allocated to the assets acquired on the basis of relative fair values. Per ASC 805-50-30-1, assets are recognized based on the cost to the acquiring entity, which generally includes transaction costs of the asset acquisition. In addition, ASC 805-50-30-2 provides that asset acquisitions in which the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the consideration paid or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measured.

MFIC will acquire 100% of the outstanding shares of AFT Common Stock and AIF Common Stock, and such shares will be exchanged on a NAV-for-NAV basis in accordance to the respective exchange ratio. The fair value of consideration given is the total shares issued times the stock price of MFIC as of an effective time. The fair value of assets acquired is the net asset value of AFT and/or AIF as of the effective time of the respective Mergers. It is determined that the consideration given by MFIC is more reliably measured and clearly evident and should be used as the measurement of cost of the Mergers. The consideration given by MFIC (i.e. purchase price) would be allocated to the individual assets acquired or liabilities assumed based on their relative fair values of net identifiable assets acquired other than “non-qualifying” assets (for example, cash) and would not give rise to goodwill.

In accordance with ASC 805-50-30-1, “… no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the acquiring entity’s books.” To the extent that the fair value of consideration given does not closely approximate the fair value of net assets acquired, the difference between the consideration given and the fair value of AFT’s and AIF’s net assets acquired (i.e. the NAV of AFT & AIF) would result in a purchase discount or premium (henceforth referred to as the “purchase discount (or premium)”).

Securities and Exchange Commission	April 1, 2024

The purchase discount (or premium) would be allocated to the acquired assets and assumed liabilities of AFT and AIF based on their relative fair values at the time of the AFT Closing and AIF Closing, respectively. Immediately following the Mergers, MFIC would record its investments, including the acquired AFT and AIF investments, at their respective fair values and, as a result, the purchase discount (or premium) allocated to the cost basis of the investments acquired (other than “non-qualifying” assets such as cash) from AFT and AIF would be recognized as unrealized appreciation (or depreciation).

The purchase discount (or premium) allocated to the acquired AFT and AIF investments in loans would accrete (or amortize) over the life of the loans through interest income with a corresponding reversal of the initial unrealized appreciation (or depreciation) on the acquired AFT and AIF loans through their ultimate disposition. The purchase discount (or premium) allocated to the acquired AFT and AIF investments in equity securities would not accrete (or amortize) over the life of the equity securities through interest income and, assuming no subsequent change to the fair value of the acquired AFT and AIF equity securities and disposition of such equity securities at fair value, would be recognized as realized gain (or loss) with a corresponding reversal of the unrealized appreciation (or depreciation) upon disposition of such equity securities.

The final allocation of the purchase price would be determined after the Mergers are completed and after completion of a final analysis to determine the estimated relative fair values of AFT’s and AIF’s assets and liabilities. MFIC would exclude unrealized appreciation (or depreciation) from incentive fee calculations.

Lastly, the Fund also notes that it has included the following disclosure in the Registration Statement: “MFIC would exclude any adjustments to the cost basis of the acquired AFT and AIF investments established by ASC 805 as a result of the Mergers from the calculation of its incentive fee on both pre-incentive fee net investment income and on any incentive fee on capital gains, with such exclusion to be implemented through, for example, a future amendment to MFIC’s investment advisory agreement with MFIC Adviser then in effect, or another reasonable method.”

3.

Comment: Please supplementally provide purchase allocation schedules for the Mergers assuming: (i) the assets MFIC would acquire in the acquisition would be deemed a capital contribution; and (ii) the assets MFIC would acquire in the acquisition would not be deemed a capital contribution.

Response: In response to the Staff’s comments, the Fund has supplementally provided this information in Exhibit A to this comment letter.

4.

Comment: On page 61 of Amendment No. 2 in the section titled “Examples,” please confirm the hypothetical expense values are accurate for AFT and AIF under the following heading: “You would pay the following expenses on a $1,000 investment”.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 61 of Amendment No. 3. The Fund has also provided the revised disclosure in Exhibit B to this comment letter.

5.

Comment: Please confirm all hyperlinks are accurate in the following sections of Amendment No. 3: “Risk Factors”, “Business of MFIC”, “Investment Objective and Strategy of MFIC”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MFIC”, “Investment Objective and Strategy of AIF” and “Distribution Reinvestment Plan of MFIC, AFT and AIF”.

Response: In response to the Staff’s comment, the Fund has revised the disclosure to ensure that the hyperlinks are accurate in Amendment No. 3.

Securities and Exchange Commission	April 1, 2024

6.

Comment: The Deloitte consent filed as Exhibit 14(a) to Amendment No. 2 notes that Deloitte consents to the inclusion of its report dated February 26, 2024 related to the consolidated financial statements, financial highlights, and senior securities table of the Fund as of December 31, 2023. Please revise the consent to also reference Deloitte’s report dated February 21, 2023 related to the Fund’s senior securities table as of December 31, 2022.

Response: In response to the Staff’s comment, the Fund confirms that the updated auditor consent of Deloitte that has been filed with Amendment No. 3 has been revised accordingly.

7.

Comment: We note that Amendment No. 2 includes bracketed information and missing dates, such as the date of the MFIC Special Meeting, AFT Special Meeting and AIF Special Meeting. Please revise the Registration Statement to include any missing dates.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly in Amendment No. 3.

8.

Comment: Please acknowledge supplementally that the Staff does not necessarily agree with the Fund’s analysis or conclusion reflected in Comment 28 in the Fund’s letter responding to prior comments from the Staff, filed with the SEC on March 19, 2024, with respect to the AFT Stockholder Payment and AIF Stockholder Payment under Rule 17d-1 under the 1940 Act.

Response: On behalf of the Fund, we acknowledge the Staff’s view on the AFT Stockholder Payment and AIF Stockholder Payment.

Please call David Blass at 202-636-5863, Jonathan Corsico at 202-440-2526 or me at 202-636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Gregory Hunt, MidCap Financial Investment Corporation

Kristin Hester, MidCap Financial Investment Corporation

David Blass, Simpson Thacher & Bartlett LLP

Jonathan Corsico, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	April 1, 2024

Exhibit A

Deemed Capital Contribution (in 000’s)	Pro Forma for December 31, 2023
	AFT	AIF
Common Stock Issued[1]	207,848	189,637
Deemed Contribution from MFIC Adviser[2]	3,893	3,616

Total Purchase Consideration[3]	211,742	193,253

Assets Acquired:
Investments	336,228	316,674
Cash & Cash Equivalent	31,949	15,817
Other Assets	2,506	5,671

Total Assets Acquired	370,682	338,162
Liabilities Assumed	(136,602)	(124,592)

Net Assets Acquired	234,080	213,570

Purchase Discount	(22,339)	(20,317)

1.	Fair value of consideration paid. Ignores the impact of fractional shares.
2.

Following the closing of the Merger, an affiliate of Apollo will make a special cash payment of $0.25 per share to each AFT or AIF shareholder of record as of the closing date of the applicable merger transaction.

3.	Excludes the impact of transaction costs.

Securities and Exchange Commission	April 1, 2024

Exhibit B

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment:
MFIC, assuming a 5% annual return (assumes no return from net realized capital gains)	$130	$358	$548	$898
AFT, assuming a 5% annual return (assumes no return from net realized capital gains)	$60	$179	$295	$575
AIF, assuming a 5% annual return (assumes no return from net realized capital gains)	$63	$186	$305	$591
MFIC, assuming a 5% annual return (assumes return entirely from realized capital gains)	$152	$407	$608	$947
AFT, assuming a 5% annual return (assumes return entirely from realized capital gains)	$60	$179	$295	$575
AIF, assuming a 5% annual return (assumes return entirely from realized capital gains)	$63	$186	$305	$591
Pro forma combined company following the AFT Mergers and AIF Mergers you would pay the following expenses on a $1,000 investment:
Assuming a 5% annual return (assumes no return from net realized capital gains)	$116	$325	$505	$856
Assuming a 5% annual return (assumes return entirely from realized capital gains)	$140	$381	$577	$923
Pro forma combined company following the AFT Mergers you would pay the following expenses on a $1,000 investment:
Assuming a 5% annual return (assumes no return from net realized capital gains)	$117	$326	$506	$856
Assuming a 5% annual return (assumes return entirely from realized capital gains)	$141	$383	$579	$925
Pro forma combined company following the AIF Mergers you would pay the following expenses on a $1,000 investment:
Assuming a 5% annual return (assumes no return from net realized capital gains)	$117	$326	$507	$857
Assuming a 5% annual return (assumes return entirely from realized capital gains)	$141	$384	$581	$926